UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER

PURSUANT TO RULE 13a-16 OR 15d-16

UNDER THE SECURITIES EXCHANGE ACT OF 1934

For the Month of September 2023

Commission File Number: 001-41421

Alvotech

(Translation of registrant’s name into English)

9, Rue de Bitbourg,

L-1273 Luxembourg,

Grand Duchy of Luxembourg

(Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F:

☒  Form 20-F            ☐  Form 40-F

INFORMATION CONTAINED IN THIS REPORT ON FORM 6-K

Incorporation by Reference

This Report on Form 6-K (this “Report”) of Alvotech (the “Company”), excluding Exhibit 99.1 attached hereto, shall be deemed to be incorporated by reference into the Company’s registration statements on Forms F-3 (File Nos. 333-266136 and 333-273262) and the Company’s registration statement on Form S-8 (File No. 333-266881) and to be a part thereof from the date on which this Report is filed, to the extent not superseded by documents or reports subsequently filed or furnished.

Exhibit 99.1 to this Report is being furnished and shall not be deemed “filed” for purposes of Section 18 of the Securities Exchange Act of 1934 (the “Exchange Act”) or otherwise subject to the liabilities of that section, nor shall it be deemed incorporated by reference in any filing under the Securities Act of 1933 or the Exchange Act.

Press Release

On September 20, 2023, Alvotech issued a press release (“Press Release”) announcing that the U.S. Food and Drug Administration (“FDA”) has accepted Alvotech’s resubmitted Biologics License Application (BLA) for AVT02, Alvotech’s high-concentration, interchangeable biosimilar candidate to Humira® (adalimumab). The FDA also announced that February 24, 2024 would be the Biosimilar User Fee Act (BsUFA) goal date for approval of the resubmitted AVT02 BLA. The FDA indicated that Alvotech’s resubmission is considered to be a complete response to the agency’s June 28, 2023, action letter, given the additional Chemistry, Manufacturing and Controls information submitted by Alvotech with the BLA to address manufacturing facility deficiencies identified earlier by the FDA. A copy of the Press Release is furnished herewith as exhibit 99.1.

Cautionary note on forward-looking statements

This Report contains forward-looking statements within the meaning of the Private Securities Litigation Reform Act of 1995. Words such as “may,” “will,” “expect,” “plan,” “anticipate,” “estimate,” “intend” and similar expressions (as well as other words or expressions referencing future events, conditions or circumstances) are intended to identify forward-looking statements. These forward-looking statements are based on the Company’s expectations and assumptions as of the date of this Report. Each of these forward-looking statements involves risks and uncertainties. Actual results may differ materially from those expressed or implied by these forward-looking statements. For a discussion of risk factors that may cause the Company’s actual results to differ from those expressed or implied in the forward-looking statements in this Report, you should refer to the Company’s filings with the U.S. Securities and Exchange Commission, including the “Risk Factors” sections contained therein. Except as required by law, the Company undertakes no obligation to publicly update any forward-looking statements, whether as a result of new information, future events or otherwise, except as required by law. You should, therefore, not rely on these forward-looking statements as representing the Company’s views as of any date subsequent to the date of this Report.

EXHIBIT INDEX

Exhibit No.	Description

99.1	Press Release, dated September 20, 2023.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

ALVOTECH

Date: September 21, 2023	By:	/s/ Tanya Zharov
Name: Tanya Zharov
Title: General Counsel